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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 48662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02.
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grand Capital Corp.

OFFCIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)

250 West 57th Street
Street Address

New York,	New York	10107
City	State	Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Georgi A Michele	(212) 243-7802
Name	Telephone

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Baccari, CPA
Name of individual (first, middle, last)

10 Mitchell Place, Suite 103B	White Plains,	New York	10601
Address	City	State	Zip

Check One:

_X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

For Official Use Only

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 142C(3-91)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH. D.C. 155

MAR 21 2003

OATH OR AFFIRMATION

State of New York
County of New York

I, Eliezer Homnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Capital Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature FEB 2 5 2003

President
Title

Notary Public FEB 2 5 2003

WALTER CARTER
Notary Public, State of New York
No. 01CA5015874
Qualified in New York County
Commission Expires Aug. 2, 2005

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_X_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
_X_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
___ (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRAND CAPITAL CORPORATION

R E P O R T

FORM X-17A-5

DECEMBER 31, 2002

TABLE OF CONTENTS

DECEMBER 31, 2002

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of

GRAND CAPITAL CORPORATION:

We have audited the accompanying statement of financial condition of Grand Capital Corporation (the "Company") as of December 31, 2002, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Grand Capital Corporation as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, we have examined the supplementary schedules on pages 6-8 and, in our opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 21, 2003

GRAND CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2002

ASSETS

Current Assets:			
Cash		$6,897	
Petty Cash		500	
Receivables from Brokers and Dealers:			
Commissions Receivable	18,406		
Good Faith Deposit Account	97,819		
		116,225	
Prepaid Expenses		5,385	
Total Current Assets			129,007
Fixed Assets:			
Computer Equipment	5,309		
Less: Accumulated Depreciation	(5,309)		
Other Assets:			
Investments in Securities, at value (cost $3,300)		3,300	
Total Other Assets			3,300
Total Assets			$132,307

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities:			
Accrued Expenses		$8,950	
Total Current Liabilities			8,950
Stockholders' Equity:			
Common stock, no par value: authorized 200 shares; issued and outstanding 100 shares		100	
Additional paid-in-capital		76,900	
Retained earnings		46,357	
Total Stockholders' Equity			123,357
Total Liabilities and Stockholders' Equity			$132,307

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

GRAND CAPITAL CORPORATION
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:		
Commissions	$191,829	
Other Income	25,481	
Total Revenues		217,310
Expenses:		
Compensation - Voting Shareholder	3,500	
Compensation - Office	40,657	
Regulatory Fees	4,217	
Other Expenses	173,960	
Total Expenses		222,334
Net Loss		($5,024)

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

GRAND CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Resources Provided:		
Net Loss	($5,024)	
Decrease in Good Faith Deposit Accounts	2,237	
Decrease in Investments	38,632	
Total Resources Provided		35,845
Resources Applied:		
Increase in Commission Receivable	(7,651)	
Increase in Prepaid Taxes	(2,210)	
Decrease in Accrued Expenses	(1,542)	
Shareholder Distribution	(50,000)	
Total Resources Applied		(61,403)
Net Resources Provided		(25,558)
Cash - January 1, 2002		32,455
Cash - December 31, 2002		$6,897

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

GRAND CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Stockholders' Equity, January 1, 2002	$178,381
Net Loss	(5,024)
Shareholder Distribution	(50,000)
Stockholders' Equity, December 31, 2002	$123,357

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Beginning of Period	$0
Increase and (Decreases)	0
Balance, December 31, 2002	$0

See Notes to Financial Statements

1. ORGANIZATION:

Grand Capital Corporation (the "Company"), a New York corporation, was incorporated on March 23, 1995 for the purpose of engaging in the proprietary trading of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company prepares its financial statements on an accrual basis.

Income Taxes:

As of January 1, 1996, the Company elected to be taxed under subchapter S of the Internal Revenue Code. The net income of the corporation is therefore not subject to corporate income tax, but rather it is passed through to the shareholders, and tax is then incurred at the individual level.

Valuation of Investments:

Investments in securities are stated at fair value, which for publicly traded securities is generally the closing price or bid price, less a liquidity discount, if applicable. Non-publicly traded securities are valued at estimated fair value as determined by management of the Company. Generally, management considers the cost of such securities to be fair value, unless the performance and underlying potential of such securities have significantly increased or decreased, or if there was a subsequent financing by unrelated investors at a value materially different

from the Company's carrying value.

3. CASH, CASH EQUIVALENTS, AND CONCENTRATION OF CREDIT RISK:

The statements of cash flows classify changes in cash and cash equivalents (short-term highly liquid investments convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company places its cash with a financial institution which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

4. SUPPLEMENTARY INFORMATION:

Net capital as reported on page 8 of the audited Form X-17A-5 indicates net capital of $114,172. In January 2003, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $111,217. The difference of $2,955 is accounted for by accruals and reclassifications made during the audit.

5. LEASE OBLIGATION:

The Company currently leases space at 250 West 57th Street, New York, New York on a month-to-month basis. As of December 31, 2002, there was no operating lease, but the Company intends on continuing its relationship at $5,000 a month, plus reimbursement for certain expenses.

GRAND CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Common Stock		$100	
Additional Paid in Capital		76,900	
Retained Earnings		46,357	
Total Stockholders Equity			123,357
Less: Non-Allowable Assets			(9,185)
Net Capital Before Haircuts			114,172
Less: Haircuts on Securities			
Net Capital			114,172
Less the Greater of:			
Minimum Dollar Net Capital Required	50,000		
or			
Minimum Net Capital Required: (6 2/3% of Aggregate Indebtedness $8,950)	597		50,000
Excess Net Capital			$64,172

GRAND CAPITAL CORPORATION
AGGREGATE INDEBTEDNESS
DECEMBER 31, 2002

Accounts Payable and Accrued Expenses	$8,950
Percentage of Aggregate Indebtedness to Net Capital	8%

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

GRAND CAPITAL CORPORATION:

We have examined the financial statements of Grand Capital Corporation for the year ended December 31, 2002 and have issued our report thereon dated February 21, 2003. As part of the examination, we made a study and evaluation of the system on internal accounting control to the extent we considered necessary to evaluate the system required by the generally accepted auditing standard and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregated indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to our attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handles securities, and we have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2002 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

February 21, 2003